Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Outcome of Board Meeting held on February 12, 2021 – Appointment of New CEO & MD at Tata Motors Limited

Mumbai, February 12, 2021: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 reproduced herein below is a Press Release issued by Tata Motors Ltd., on the cited subject in Annexure A, alongwith brief details of change of Directors as prescribed and Profile of the Director in Annexures B and C, respectively, the contents of which are self-explanatory.

This is for the information of the exchange and the members.

Annexure A

Marc Llistosella announced as the new

Chief Executive Officer and Managing Director of Tata Motors Ltd.

Mumbai, February 12, 2021: Tata Motors Limited would like to announce that Mr Marc Llistosella has been appointed to the role of Chief Executive Officer and Managing Director of the company effective 1st July 2021.

Mr N Chandrasekaran, Chairman, Tata Motors Limited said: "I am delighted to welcome Marc to Tata Motors. Marc is an experienced automotive business leader with deep knowledge and expertise in Commercial Vehicles over his illustrious career and has extensive operational experience in India. Marc will bring this experience to take the Tata Motors Indian business to even greater heights."

Mr Llistosella was most recently the President and CEO of Fuso Truck and Bus Corporation and Head of Daimler Trucks in Asia. He was earlier the MD and CEO of Daimler India Commercial Vehicles Pvt. Ltd.

Commenting on his appointment Mr Llistosella said, "I am delighted to become a part of the unique Tata family. Having been bonded to India for so many years, a new exciting chapter is now opened. We would jointly awaken the potential of Tata Motors."

Mr Guenter Butschek has informed his desire to relocate to Germany at the end of the contract for personal reasons. He has kindly accepted the request of the Board of Tata Motors to continue as the MD & CEO till 30th June 2021.

Mr Chandrasekaran added: "I would like to thank Guenter for leading Tata Motors successfully over the last 5 years."

Annexure B

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015:

Sr. No.	Particulars	Details
		Mr Guenter Butschek	Mr Marc Llistosella
	Reason for change viz. appointment, resignation, removal, death or otherwise;	Re-Appointment	Appointment
	Date of appointment/cessation (as applicable) & term of appointment;	February 15, 2021 Extension of Tenure: February 15, 2021 to June 30, 2021	July 1, 2021 Term of appointment: 5 years
	Brief profile (in case of appointment);	Not Applicable	Enclosed as Annexure C
	Disclosure of relationships between directors (in case of appointment of a Director).	Nil	Nil
	Confirmation	Mr Guenter Butschek and Mr Marc Llistosella are not debarred from holding the office of director pursuant to any order of SEBI or any such authority.

Annexure C

Brief Profile of Mr Marc Llistosella

Mr Marc Llistosella is an experienced automotive executive with a long track record in greenfield projects, turnaround management and leading organizations as CEO and managing director. Marc passionately believes in mobility by data analytics, the importance of electrification and renewable energies.

He is currently the Board Member of Einride and prior to that he was associated for a long time with Daimler Trucks. Most recently he was the President and CEO of Mitsubishi Fuso Truck and Bus Corporation between 2015-2018 where he worked on improving the profitability and sales potential of the business.

Prior to that, between 2008-2014 for an extended period he was based out of India as the Managing Director and CEO of Daimler Commercial Vehicles India where he built a greenfield organization and business unit to develop, produce and sell trucks and launched BharatBenz in 2012 and made it a successful brand in a short period of time.

Mr Llistosella has extensive experience in leading business and running sales, marketing and network management as well as strategic planning.

He finished his university education from the University of Cologne and is an accomplished automotive executive.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USO 113 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.